
02067893

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the period ended June 30, 2002.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______________ to ________________

Commission file number 1-368-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees Thrift Plan of Texaco Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ChevronTexaco Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 26, 2002

Walker C Taylor

ChevronTexaco Corporation, Plan Administrator
By: Walker C. Taylor, Assistant Secretary
ChevronTexaco Corporation

EXHIBIT INDEX

Exhibit No.	Description
1	Consent of Independent Auditors dated October 25, 2002.
2	Financial Statements of the Employees Thrift Plan of Texaco Inc. for the period ended June 30, 2002, prepared in accordance with the financial reporting requirements of ERISA.



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

Exhibit 1

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72672) of ChevronTexaco Corporation of our report dated October 25, 2002 relating to the financial statements, which appear in this Form 11-K.

Morris, Davis & Chan

October 25, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

Exhibit 2

EMPLOYEES THRIFT PLAN OF TEXACO INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

TOGETHER WITH
REPORT OF INDEPENDENT AUDITORS

JUNE 30, 2002 AND NOVEMBER 30, 2001

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EMPLOYEES THRIFT PLAN OF TEXACO INC.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE



MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Plan Participants and
Plan Administrator
Employee Thrift Plan of Texaco Inc.:

We have audited the accompanying statements of net assets available for benefits of the **Employee Thrift Plan of Texaco Inc.** (the Plan), as of June 30, 2002 and November 30, 2001 and the related statements of changes in net assets available for benefits for the period and year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2002 and November 30, 2001, and the changes in net assets available for benefits for the period and year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedule of reportable transactions for the period ended June 30, 2002, is presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and is not a required part of the basic financial statements. This supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan

October 25, 2002

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

EMPLOYEES THRIFT PLAN OF TEXACO INC.
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2002
(thousands of dollars)

	Participant Directed	Non-Participant Directed	Total
Assets			
Investments - at fair value:			
ChevronTexaco Corporation common stock	$ -	$ -	$ -
Fund investments	-	-	-
Loans to participants	-	-	-
Total investments	-	-	-
Receivables:			
Employer's contribution	-	-	-
Employees' contribution	-	-	-
Employees' loans receivable	-	-	-
Accrued dividends	-	-	-
Total receivables	-	-	-
Cash equivalents	-	-	-
Total assets	-	-	-
Liabilities			
Accrued dividend payable	-	-	-
Total liabilities	-	-	-
Net assets available for benefits	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF TEXACO INC.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

NOVEMBER 30, 2001

(thousands of dollars)

	Participant Directed	Non-Participant Directed	Total
Assets			
Investments - at fair value:			
ChevronTexaco Corporation common stock	$ 527,741	$ 795,352	$ 1,323,093
Fund investments	1,239,746	-	1,239,746
Loans to participants	52,001	-	52,001
Total investments	1,819,488	795,352	2,614,840
Receivables:			
Employer's contribution	-	31,434	31,434
Employees' contribution	2,079	-	2,079
Employees' loans receivable	1,049	-	1,049
Accrued dividends	4,353	6,577	10,930
Total receivables	7,481	38,011	45,492
Cash equivalents	-	94	94
Total assets	1,826,969	833,457	2,660,426
Liabilities			
Accrued dividend payable	-	211	211
Total liabilities	-	211	211
Net assets available for benefits	$ 1,826,969	$ 833,246	$ 2,660,215

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF TEXACO INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

PERIOD ENDED JUNE 30, 2002

(thousands of dollars)

	Participant Directed	Non-Participant Directed	Total
Additions			
Contributions:			
Employer contributions	$ -	$ 16,515	$ 16,515
Participant contributions	23,098	-	23,098
Participant rollovers	124,905	-	124,905
Total contributions	148,003	16,515	164,518
Investment income:			
Interest	1,755	-	1,755
Dividends	38,962	2,393	41,355
Total investment income	40,717	2,393	43,110
Realized gain on investments	187,219	505,538	692,757
Unrealized (depreciation) on investments	(176,194)	(549,290)	(725,484)
Total additions	199,745	(24,844)	174,901
Deductions			
Distribution to participants	292,184	76,567	368,751
Total deductions	292,184	76,567	368,751
Net (decrease)	(92,439)	(101,411)	(193,850)
Plan transfer	(1,734,530)	(731,835)	(2,466,365)
Net assets available for benefits:			
Beginning of year	1,826,969	833,246	2,660,215
End of year	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF TEXACO INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED NOVEMBER 30, 2001
(thousands of dollars)

	Participant Directed	Non-Participant Directed	Total
Additions			
Contributions:			
Employer contributions	$ -	$ 59,440	$ 59,440
Participant contributions	47,778	-	47,778
Participant rollovers	6,045	-	6,045
Total contributions	53,823	59,440	113,263
Investment income:			
Interest	4,501	-	4,501
Dividends	79,968	22,835	102,803
Total investment income	84,469	22,835	107,304
Realized gain on investments	40,437	30,277	70,714
Unrealized appreciation (depreciation) on investments	(84,754)	26,731	(58,023)
Total additions	93,975	139,283	233,258
Deductions			
Distribution to participants	138,087	54,050	192,137
Total deductions	138,087	54,050	192,137
Net increase (decrease)	(44,112)	85,233	41,121
Net assets available for benefits:			
Beginning of year, as previously reported	1,871,081	733,591	2,604,672
Prior period adjustment	-	14,422	14,422
Beginning of year, as restated	1,871,081	748,013	2,619,094
End of year	$ 1,826,969	$ 833,246	$ 2,660,215

The accompanying notes are an integral part of these financial statements.

EMPLOYEES THRIFT PLAN OF TEXACO INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND NOVEMBER 30, 2001

Note 1. Description of the Plan

In addition to the following, participants should refer to the Summary Plan Description of the Employees Thrift Plan of Texaco Inc. (the Plan) for a more complete description of the Plan's provisions.

Effective Date of Plan. The Plan became effective September 1, 1982, as a result of the spinoff from the Employees Savings Plan of Texaco Inc. (the Savings Plan). The Plan was subsequently amended, effective December 16, 1988, to combine a profit-sharing plan under Section 401(a) of the Internal Revenue Code, as amended (Code), and a stock bonus and leveraged employee stock ownership plan (ESOP) under Sections 401(a) and 4975 (e)(7) of the Code. The profit-sharing plan includes a qualified cash or deferred arrangement under Section 401(k) of the Code.

The Plan is a defined contribution plan, which is subject to and complies with the Employee Retirement Income Security Act of 1974, as amended, (ERISA). The funds in the Plan are held in trust under one or more trust agreements.

Effective March 1, 2000, a resolution was adopted to merge the Savings Plan into the Plan. Participants in the Savings Plan became participants in the Plan on that date, and the Savings Plan's assets of $80.7 million were transferred to the Plan on May 31, 2000. Effective October 9, 2001, Texaco Inc. became a wholly owned subsidiary of Chevron Corporation (Chevron) pursuant to a merger transaction, and Chevron changed its name to ChevronTexaco Corporation. Shareholders of Texaco Inc. common stock, including Plan participants, received shares of ChevronTexaco common stock in exchange for their shares of Texaco Inc. common stock. Subsequently, plan sponsorship was transferred from Texaco Inc. to ChevronTexaco Corporation, and the ESOP feature was terminated on the merger date.

Effective December 1, 2001, the ESOP portion of the Thrift Plan was reconstituted after its termination on October 9, 2001, and that portion of the Plan qualifies as an Employee Stock Ownership Plan. The ESOP portion is to invest primarily in shares of Common Stock or Preferred Stock of the Company, and these shares qualify as employer securities within the meaning of Section 409(l) of the Code and Section 407(d)(5) of the Employee Retirement Income Security Act of 1974. The Plan consists of two components: a profit-sharing and stock bonus plan portion, and an ESOP portion.

Effective January 1, 2002, the Plan was amended to conform to certain provisions of the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) including a provision which permits the rollover of after-tax contributions from an employer's tax-qualified plan.

EMPLOYEES THRIFT PLAN OF TEXACO INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND NOVEMBER 30, 2001

Effective February 1, 2002, the ChevronTexaco Common Stock Fund held in the participants' Employee Account has been reconstituted to be part of the Participants' ESOP Account. Additionally, effective January 1, 2002, dividends on Company Stock were reinvested in additional shares of Company Stock unless the participant elects to be paid in cash.

Eligibility. Employees of Texaco Inc. or a participating company (Company) are eligible to participate in the Plan if they are on a U.S. dollar payroll and are not represented by a labor organization or are represented by a labor organization that has bargained for and agreed to participation in the Plan. Eligible employees may contribute to the Plan beginning with the first month following their employment. These employees are eligible for the Company's monthly ESOP allocation after completing one year of Eligibility Service (1,000 hours of service within a twelve-month period ending on the employee's anniversary of employment). Independent contractors and leased employees are not eligible to participate in the Plan.

Participant Accounts. Funds for the participant's benefit are held in an ESOP Account and an Employee Account (collectively referred to herein as a participant's Thrift Plan Account). The ESOP Account is comprised of allocations of Company ESOP Common Stock (ESOP Allocations) consisting of ChevronTexaco common stock (Common Stock), including Common Stock which was former Texaco Inc. Series B Preferred Stock converted to Texaco Inc. common stock in 1999 (Converted B), Common Stock acquired with Company contributions under the former Dollar Match Option, and Common Stock dividends which are reinvested in additional shares of Common Stock. ESOP Allocations are normally made monthly in Common Stock to participants' ESOP accounts.

The Employee Account is comprised of all employee contributions, including those made under the former 50¢ and Dollar Match Options, any direct rollover contributions, Company contributions made under the 50¢ Match Option, and earnings on these amounts. The Employee Account may also include Common Stock in the Participant's ESOP Account on October 9, 2001, which the Participant was permitted to diversify into his or her Employee Account. Employee contributions in the Employee Account are further designated as pre-tax or after-tax.

Trustees/Custodians. Effective April 30, 2002 Vanguard Fiduciary Trust Company (Vanguard) succeeded State Street Bank and Trust Company (State Street) as Custodian and Trustee for the Common Stock held in the participant's ESOP account and the Company Stock held in the participants' Employee Account in the ChevronTexaco Common Stock Fund. Vanguard is also the Trustee for securities held in the Employee Account and serves as the Plan's Recordkeeper. The Trustee has the authority to manage the assets of the Plan in accordance with its terms and those of the trust agreement.

Vesting. All participants in the Plan are fully vested in their Thrift Plan Account at all times.

EMPLOYEES THRIFT PLAN OF TEXACO INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002 AND NOVEMBER 30, 2001

Sales and Purchases. The Plan restricts sales and purchases of units of the ChevronTexaco Common Stock Fund. Participants are limited to two sales or two purchases each calendar month. Both transactions in a calendar month must be the same type of transaction. The limitation will not apply to any transaction where a participant directs the sale from the ChevronTexaco Common Stock Fund to provide cash for a loan. Furthermore, participants may not buy units of the ChevronTexaco Common Stock Fund within 60 days following the most recent sale of that Fund, and conversely, they may not sell units of the ChevronTexaco Common Stock Fund within 60 days following the most recent purchase of that Fund. No restrictions apply to sales and purchases among the mutual funds.

Base Pay. Base Pay means regular monthly salary or wages, (before any reduction in pay under Section 125 and Section 401(k) of the Code), including regularly scheduled overtime, but excluding all other overtime, extra pay, shift differentials, bonuses, and living or other allowances. Base Pay also includes the benefits-bearing portion of Texaco's Performance Compensation Program (PCP), solely for purposes of determining the amount of employer ESOP Allocation due to participants who receive an allocation of Common Stock representing their PCP, and for all purposes for Participants who receive their PCP in cash. A participant's annual Base Pay taken into account for any purpose under the Plan will not exceed the dollar limit under Section 401(a)(17) of the Code, as adjusted from time to time. Changes in Base Pay will be made on the first day of the calendar month that falls on or after the effective date of the change in Base Pay.

Employee Contributions. Participants may contribute on a pre-tax or after-tax basis from 3% to 16% of Base Pay. An employee may choose to invest his or her own contributions that are in the Employee Account in shares of Common Stock and/or one or more of the fourteen other investment options available. To receive an ESOP Allocation, an employee must contribute 3% of his or her Base Pay. Contributions in excess of 3% will not result in an increased ESOP Allocation.

Participants may change the percentage they contribute on a pre-tax or after-tax basis, but not retroactively, effective on the first day of any calendar month.

A participant may voluntarily suspend contributions to the Plan at any time, but any such suspension may not be for a period of less than six months, and such suspension will apply simultaneously to both pre-tax and after-tax contributions. Participants can contribute to the Plan as long as they are paid some portion of their Base Pay, and their contributions will be based on the amount of Base Pay actually paid for each pay period.

The plan administrator may reduce the percentage allocated by certain highly compensated employees in order to satisfy the requirements of Section 401(k), Section 401(m) and Section 415 of the Code and other Internal Revenue Code requirements.

ESOP Allocations. Participants will receive a company matching contribution in the form of an ESOP Allocation to their ESOP Account equal to a percentage of their monthly Base Pay for each month that they contribute at least 3% of their monthly Base Pay to the Plan. The Company matching was 6% of Base Pay through March 31, 2002, and increased effective April 1, 2002 to 8% of Base Pay. Allocations to participants' ESOP Accounts are normally made on a monthly basis. In November 2000 an advanced ESOP Allocation was made to participants who completed one year of eligibility service by November 1, 2000, and contributed to the Plan in October 2000 (or would have but were prohibited by tax limitations). These participants received an advance ESOP Allocation which offset ESOP Allocations due for the first several months of the plan year beginning December 1, 2000.

During the Plan year ended November 30, 2001, the Plan repaid $8.5 million of the ESOP loan. This represented the final payment on this loan. During the 2001 Plan year, the remaining 382,208 shares of ESOP Common Stock were allocated to participants, including the reinvestment of dividends.

Employee Incentive Programs. The PCP may be allocated in Common Stock to participants' accounts. Participants could then choose to keep the stock in their ESOP Accounts, diversify the stock to any of the other investment options offered in the Plan, or sell the stock and receive cash. The award allocation is based on the satisfaction of meeting various performance targets. The 2000 PCP award resulted in an allocation in March 2001 of 499,154 shares of Common Stock valued at $33.2 million to eligible Plan participants. An allocation was made in March 2002 under the 2001 PCP. Under this plan, 278,608 shares of Common Stock were allocated with a value of $23.3 million to eligible Plan participants in February 2002. In addition, a cash contribution of $5.8 million was allocated to eligible Plan participants during February 2002. Both amounts were included as employer contributions receivable as of November 30, 2001.

Loans. The Loan feature allows participants to borrow funds from their Thrift Plan Account, subject to certain restrictions and limitations. Participants may borrow up to the lesser of $50,000 or 50% of their Thrift Plan Account. However, Company ESOP Allocations cannot be sold for purposes of a loan, even though the value is included when determining the maximum loan limit. The minimum loan is $1,000. The minimum term for repayment of any loan is six months and the maximum term is five years. However, the maximum term for repayment of a home loan is 25 years. Loans bear a fixed rate of interest equal to the prime-lending rate published in the Wall Street Journal on the last business day of the month preceding the date the loan is made. Because the loan amounts and repayment provisions meet the requirements of the Code and Department of Treasury (Treasury) regulations, loans are not treated as taxable distributions from the Plan.

The Plan imposes a twelve-month suspension for any loan default during employment and requires repayment of the outstanding balance of any defaulted loans, plus interest accrued, prior to qualifying for any additional loans. Furthermore, retired or terminated employees who default on a loan are not eligible for another loan. Participants who are former employees may restore a defaulted loan and become eligible to obtain a new loan.

Investment Diversification Election. Any active participant who has attained age 55 and has completed at least ten years of Plan participation can diversify up to 25% of the number of qualifying shares in the participant's ESOP Account annually for five years and 50% each year after until retirement. Eligible participants can elect to diversify qualifying units at any time during the plan year. The diversification percentages are cumulative so that the permitted diversification percentage is reduced by amounts previously diversified. Such directions shall be in accordance with any notice, rulings, or regulations or other guidance issued by the Internal Revenue Service (IRS) with respect to Section 401(a)(28) of the Code. The Plan allows retired and terminated participants to diversify all or part of their ESOP Account at any time after separation from service and reinvest the diversified shares or units within the Plan in any of the available investment options in their Employee Account. If a participant elects to diversify, the proceeds from the sale of Common Stock will be transferred from the participant's ESOP Account to the ChevronTexaco Common Stock Fund in the participant's Employee Account and invested in accordance with his or her directions. No restrictions that apply to funds in ESOP accounts will apply to diversified funds once they are transferred to the Employee Account. Effective October 9, 2001, upon termination of the ESOP portion of the Plan effective with the merger, Participants were permitted to diversify (or withdraw) shares of ChevronTexaco Common Stock and dividends paid on those shares held in their ESOP Account as of October 9, 2001. Any shares of ChevronTexaco Common Stock allocated to participants ESOP Account including dividends paid on those shares after October 9, 2001, are subject to the Plan's pre-merger rules.

Distribution upon Separation from Service. Upon separation of service, participants have the option to withdraw the total value of their Thrift Plan Account or, if a participant's balance is greater than $200, they can defer receiving their distribution until April 1 following the calendar year in which they attain age 70½.

Effective January 1, 2001, retired and terminated Plan participants can leave their Thrift Plan Account in the Plan taking only minimum distributions, beginning at age 70 1/2, as required by current tax law. Previously, the Plan required retired and terminated participants to withdraw their entire account no later than the April 1 following the year in which they reached age 70 1/2.

Also certain grandfathered employees had the right to purchase an annuity with their Plan funds upon retirement or separation due to permanent and total disability. This option has been discontinued January 1, 2001, with a transition period for eligible employees retiring on or before June 1, 2001.

Any participant who elects to defer distribution retains the same rights and privileges as all other Plan participants, except the participant is not eligible to contribute to the Plan.

At such time as the participants are entitled to and elect to receive the total value of their Thrift Plan Account, they shall have the right: (1) to receive a distribution in cash and/or in-kind of the Common Stock held as an investment in their Employee Account and any Common Stock held in their ESOP Account, and (2) to have all other investments held in their Employee Account sold and distributed in cash.

Withdrawals. Participants must have at least three years of Plan participation to be eligible to withdraw their own contributions plus earnings (to the extent such funds are available for withdrawal) from the Plan. Eligible participants are allowed to make partial withdrawals at any time from their Employee Account, provided that at least six months have elapsed since the last partial withdrawal, except that retired and terminated participants may make partial withdrawals as frequently as once a month, rather than once every six months.

Participants can elect from a combination of withdrawal options, depending on their years of Plan participation, to effect a withdrawal from their Employee Account. Participants are permitted to make limited in-service withdrawals from the ESOP Account. Distributions of the participant's pre-tax contributions are not permitted until the participant attains age 59 1/2, retires, or separates from service, unless the participant otherwise qualifies for a hardship withdrawal pursuant to the Code and Treasury regulations. Common Stock in the ESOP Account cannot be sold (except to provide proceeds for a loan) or withdrawn during employment, except as provided under Investment Diversification Election described previously.

Securities in the ESOP Account. In 1988, Texaco established a leveraged ESOP as part of the Employees Thrift Plan. The Thrift Plan ESOP loan was satisfied in December 2000.

Dividends on shares of Common Stock in participants' ESOP Accounts are credited quarterly and, reinvested in Common Stock shares. For former Savings Plan participants, dividends on Common Stock transferred to the Plan from participants' ESOP Accounts are paid directly to participants in cash each quarter.

Shares of Common Stock that were purchased with Company Dollar Match contributions have been transferred to the participants' ESOP Accounts. These shares may not be sold or withdrawn during employment, except under the diversification provisions applicable to ESOPs or to provide proceeds for a Plan loan.

Note 2. Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting and investments are reflected at fair value.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America (GAAP), requires management to make estimates and assumptions that affect certain reported accounts and disclosures. Accordingly, actual results may differ from those estimates.

Fair values are determined based on published quotations. Purchases and sales of securities are recorded on a trade-date basis.

Participants' accounts are credited with interest and dividends earned on investments held in their accounts when paid and with gains on sales of investments. Participants' accounts are charged with expenses in connection with the purchase and sale of investments and with losses on the sales of investments.

Market appreciation/depreciation on securities is realized when the investments are sold. Net gains and losses from securities transactions are computed using the average cost method.

The Vanguard, Janus and MAS investments are valued at the per-share quoted net asset value (redemption value) of the respective investment. Vanguard accounts for the funds holding Common Stock and Common Stock acquired with Company contributions under the former Dollar Match Option on the unit basis method.

Trustee fees for State Street were paid by the Company. There are no recordkeeping costs incurred by the Company or participants.

Note 3. Federal Income Taxes

On August 23, 1996, Texaco Inc. received a determination from the IRS that the Plan constitutes a qualified profit-sharing plan, including a leveraged ESOP feature, for the exclusive benefit of employees and their beneficiaries which meets the requirements of Sections 401(a) and 4975(e)(7) of the Code, and that the Trusts related to the Plan are exempt from Federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving a favorable determination letter from the IRS. However, the Plan sponsor and in-house legal counsel are of the opinion that the Plan, as amended, meets the IRS requirements and, therefore, continues to be qualified and the related Trusts continue to be tax-exempt.

Participants are not subject to Federal income tax on the money that the Company allocated to their accounts (including amounts contributed on a pre-tax basis), or that is earned by the accounts, such as interest and dividends, until these amounts are actually paid or distributed to the participant or beneficiary. Participants' withdrawals may be non-taxable, partly taxable, or fully taxable, depending on which contribution sources are being reduced to provide the funds for the withdrawal.

Note 4. Reconciliation to Form 5500

The calculation of unrealized appreciation/(depreciation) and realized gains/(losses) differs for financial reporting purposes and the reporting under ERISA. ERISA requires that realized and unrealized gains and losses be determined using the revalued cost method. The revalued cost method requires that the cost basis of all investments be adjusted to their fair value at the beginning of the Plan year. The revalued cost method results in the same aggregate realized and unrealized gain or loss as that determined under GAAP, but results in a different amount for each of the realized and unrealized components. Under ERISA guidelines, unrealized appreciation/(depreciation) and realized gains/(losses) for the period ended June 30, 2002 and year ended November 30, 2001 were $0 and $(32,727,000), and $(1,197,000) and $13,888,000, respectively.

Note 5. Investments

The following investments represented 5% or more of the Plan's net assets available for benefits at November 30, 2001:

	Participant Directed	Non-Participant Directed
	(thousands of dollars)	
ChevronTexaco Corporation Common Stock	$ 527,741	$ 795,352
Vanguard Prime Money Market Fund	325,939	-
Vanguard 500 Index Fund	264,845	-
Vanguard Windsor II Fund	229,671	-
Vanguard PRIMECAP Fund	163,644	-

Note 6. Prior Period Adjustment

The 2000 Employer Contribution related to the PCP award, which was allocated in March 2001, and the December 2000 ESOP B stock allocation were incorrectly recorded at cost instead of market value in the November 30, 2000 financial statements. Had the amounts been recorded correctly, total additions to net assets for 2000 would have increased by $14.4 million.

Note 7. Plan Merger

As a result of the merger between Texaco and Chevron as discussed previously, the Plan was merged with and into the ChevronTexaco Employee Savings Investment Plan (ESIP) and $2,466,365,000 in Plan assets were transferred into the ESIP effective June 30, 2002.

EMPLOYEES THRIFT PLAN OF TEXACO INC.

SCHEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE PERIOD ENDED JUNE 30, 2002

(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) & (f) Lease rental/ expense incurred	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
ChevronTexaco Corporation	Common Stock	$ 73,310	$ -	$ -	$ -	$ 73,310	$ -
ChevronTexaco Corporation	Common Stock	-	1,356,914	-	687,870	1,356,914	669,044